On July 11, 2005, the T. Rowe Price International Equity Index Fund acquired substantially all of the assets of the TD Waterhouse Asian Pacific Index Fund and the TD Waterhouse European Index Fund (collectively, the acquired funds), pursuant to the Agreement and Plan of Reorganization dated March 23, 2005, and approved by shareholders of the acquired funds on June 28, 2005. The acquisition was accomplished by a tax-free exchange of 1,150,435 shares of the T. Rowe Price International Equity Index Fund (with a value of $12,045,000) for the 1,599,203 shares of the TD Waterhouse Asian Pacific Index Fund outstanding at the merger date; an additional 1,325,916 shares of the T. Rowe Price International Equity Index Fund (with a value of $13,882,000) were exchanged for the 1,526,191 shares of the TD Waterhouse European Index Fund outstanding on July 8, 2005. The aggregate net assets of the acquired funds at that date included $2,072,000 of unrealized appreciation, and $2,525,000 of realized losses carried forward for tax purposes to offset distributable gains realized in the future. Upon merger, the aggregate net assets of the acquired funds were combined with those of the T. Rowe Price International Equity Index Fund, immediately after which, the net assets of the T. Rowe Price International Equity Index Fund totaled $116,941,000.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on May 9, 2005